2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.2

FOR IMMEDIATE RELEASE

Republic of Congo: Total Makes Ultra-Deep Offshore Discovery

Paris, September 20, 2004 — Total announces an oil discovery on its ultra-deep offshore permit Mer Très Profonde Sud (MTPS), located approximately 200 kilometres southwest of Pointe Noire (Republic of Congo) in water depths near to 2,000 meters.

The new discovery well Pégase Nord Marine 1 was drilled to a total depth of 3,622 meters and tested at a flow rate of 14,360 barrels of oil per day. Further evaluation of this well and its potential are presently ongoing.

The MTPS permit was awarded in May 1997 and covers an area of more than 5,000 square kilometres with water depths ranging from 1,300 to 3,000 meters. Total E&P Congo is the operator (40%) in consortium with Eni Congo (30%) and Esso Exploration and Production Congo (MTP Sud) Ltd. (30%).

Pégase Nord Marine 1 is the second discovery well on this permit following the completion of Andromède Marine 1 discovery well in May 2000. These two wells could contribute to forming a new development pole.

Total has a strong position in the Republic of Congo and ranks as the leading oil producer as well as the largest foreign investor. In 2003 the group’s equity share of production in Republic of Congo was an average of 91,000 barrels of oil equivalent per day.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com